ALLIED GOLD LIMITED

12 October 2009

Companies Announcement Office
Australian Securities Exchange Limited

OFF-MARKET TAKEOVER BID FOR AUSTRALIAN SOLOMONS GOLD LIMITED

Allied Gold Limited (**Allied Gold**) advises, in relation to its off-market takeover bid for Australian Solomons Gold Limited (**ASG**) that as at 9 October 2009 it has received acceptances for ASG shares constituting 48.94% of ASG's issued shares, representing 45.11% on a fully diluted basis.

The acceptances are ASG shares deposited into the takeover bid by Resource Capital Fund III L.P. (**RCF**).

As disclosed in Allied Gold's bidder's statement, pursuant to the terms of a Pre-Bid Agreement RCF has undertaken to not withdraw its acceptance in respect of ASG shares constituting 19.9% of ASG's issued shares unless Allied Gold extends the Offer Period in a way that postpones for more than one month the time when Allied Gold has to meet its obligations under the takeover bid at a time when the takeover bid remains subject to a defeating condition within the meaning of the Corporations Act.

Further, on 16 September 2009 RCF stated publicly that it would not withdraw its acceptance for the balance of the ASG shares deposited by it into the takeover bid unless:

- a superior proposal emerges;
- there is a material adverse change to Allied Gold;
- the bid is extended for more than a month and it remains conditional; or
- Allied Gold withdraws the bid for any reason.

Pursuant to the terms of the takeover offers acceptances may be withdrawn at any time before the deposited ASG shares are taken up by Allied Gold, anticipated to be on or about 9 November 2009 or such later date set by Allied Gold in accordance with the terms of Allied Gold's Bidder's Statement / Offer and Circular, including in particular sections 3, 6 and 8 of the Offer.

Yours faithfully
ALLIED GOLD LIMITED

Peter Torre
Company Secretary